Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

October 5, 2020

VIA EDGAR

Elena Stojic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Diversified Income Fund

Registration Statement on Form N-2, File Nos. 811-23598, 333-240200

Dear Ms. Stojic:

On behalf of Western Asset Diversified Income Fund (the “Fund”), we transmit for filing the Fund’s responses to comments received by letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 28, 2020 relating to the above-referenced registration statement on Form N-2 originally filed with the Commission on July 30, 2020, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. We discussed certain of these comments with members of the Staff by telephone on September 8, 2020.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.

We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

The Fund acknowledges that the Staff may have additional comments.

2.

Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, including the amount of compensation to be allowed or paid to the underwriters and any other

Securities and Exchange Commission	October 5, 2020

arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

FINRA has not yet reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement, and, thus, the Fund has not yet received a no-objection letter from FINRA. Prior to the effective date of the Registration Statement, the Fund or its agent will obtain confirmation of no-objections from FINRA with respect to the proposed underwriting terms and arrangements for the transactions described in the Registration Statement.

Cover Page

3.

With respect to the discussion of asset-backed securities, if there are specific underlying asset classes of such securities that the Fund expects to invest in (i.e., auto leases, credit cards, or student-loans), please disclose here or where appropriate. Please also include any relevant related risk disclosure.

The Fund anticipates investing in asset-backed securities of various underlying asset classes, without a focus on any particular underlying asset class that is currently expected to rise to the level of a principal investment strategy of the Fund. As a result, the Fund respectfully declines to make this change. Nevertheless, in response to the Staff’s comment, the Fund will add disclosure to the Registration Statement regarding certain underlying assets classes of asset-backed securities in which the Fund may invest.

4.	In the paragraph with the header Leverage, please provide a cross-reference to where an investor could locate the definition of “Managed Assets”, or define here for clarity.

In response to the Staff’s comment, the Fund will incorporate the requested disclosure.

5.

In Leverage, the disclosure states that the Fund may issue preferred shares. Please confirm that the Fund does not intend to issue preferred shares (or debt securities or other securities) within a year from the effective date of the Registration Statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

The Fund does not intend to issue preferred shares (or debt securities or other securities) within the one-year period from the effective date of the Registration Statement but may do so after such period. The Fund does plan, however, to arrange a credit facility pursuant to which the Fund would expect to be entitled to borrow funds for leverage purpose from time to time in accordance with the terms of the credit facility. The Fund will add disclosure to the prospectus regarding the anticipated credit facility.

Prospectus Summary, p. 1-19

6.

We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of the key aspects of your offering, business, and risks. As written, the summary is too lengthy and detailed for its purpose and substantially repeats disclosures contained elsewhere. See Item 3.2 of Form N-2. Please revise as appropriate.

In response to the Staff’s comment, the Fund will revise the prospectus summary to seek to provide a brief overview of the key aspects of the Fund’s offering, business and risks.

Securities and Exchange Commission	October 5, 2020

Limited Term and Eligible Tender Offer, p. 3

7.	In the fifth paragraph of the section, revise “for the tendered Common Shares” to “any tendered Common Shares” since it is not certain that shareholders would participate in a tender offer.

In response to the Staff’s comment, the Fund will incorporate the requested revision.

Investment Strategy, p. 5

8.

In the fourth paragraph of the Investment Strategy, the Fund states that it may use “other synthetic instruments.” Please identify all of the synthetic instruments the Fund plans to use as part of its principal strategy.

The Fund confirms that the list of derivatives in the prospectus summary is a complete list of the derivatives the Fund currently anticipates using to implement its principal investment strategy. In response to the Staff’s comment, the Fund will remove the reference to “other synthetic instruments” from the “Investment Strategy” section of the prospectus summary.

9.

In the second paragraph, please revise the disclosure to indicate that all the below investment-grade securities that comprise the Fund’s portfolio are commonly referred to as “high yield” securities or “junk.” Please also specifically identify which of the Fund’s principal investments types will be below investment grade securities.

In response to the Staff’s comment, the Fund will revise this disclosure to address the requested revisions.

Please also disclose here, in bold, the following: Credit investments rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Some of the credit instruments will have no credit rating at all.

In response to the Staff’s comment, the Fund will add the requested disclosure.

10.

Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy and risk disclosure, please tell us whether your investment analysis and diligence process has changed. For example:

•	Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

•	Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

•	Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser’s overall comfort level with certain allocation types?

Securities and Exchange Commission	October 5, 2020

These are examples only. Our comment seeks to understand how COVID-19 affects your investment operations and process as this may affect the Fund’s investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

The Fund confirms that Western Asset’s investment philosophy, operations and process have not changed as a result of COVID-19, but the virus’s impact on the broader economy and various fixed income sectors has been taken into account in making investment decisions. Prior to the start of the COVID-19 pandemic, Western Asset’s Investment Management and Risk Management teams calculated and monitored daily market metrics both while assuming normal market conditions and while considering the impact of potential tail-risk events like those the financial markets experienced in March 2020. While Western Asset believes that historical investment trends and data relationships will continue to persist under normal market conditions, it continues to monitor performance expectations for all portfolios during tail-risk events when those historical investment trends and data relationships break down. This is a pre-existing feature of Western Asset’s investment philosophy, operations and process that was not first developed in response to the COVID-19 pandemic.

The Fund notes that Western Asset does not believe the inability to conduct in-person meetings has impacted the number of investment options available to its portfolios. Most clients and investment managers have been similarly impacted by the COVID-19 pandemic and have also transitioned to virtual work spaces. In early 2020, Western Asset provided all departments globally, including the Investment Management team, with additional training on the use of virtual communication tools (such as Webex). Western Asset’s virtual office technology and other tools have enabled employees and third party colleagues or service providers to work together and partner across locations, supporting the continued execution of Western Asset’s existing approach to managing portfolios. As such, the Fund respectfully declines to revise its disclosure in the response to this comment.

Investment Process and Philosophy, p. 5

11.	In the first paragraph, please explain what specific aspect of the adviser’s investment process is designed to “dampen volatility.”

In response to the Staff’s comment, the Fund will remove this language from the disclosure.

12.	In the second paragraph, revise or remove the phrase “the greater the number of asset classes” given that the Fund appears to be focused on income opportunities.

In response to the Staff’s comment, the Fund will remove this phrase and revise the disclosure to clarify that the Fund’s portfolio construction process employs multiple diversified strategies which helps to mitigate the risk of any one sector or strategy dominating portfolio returns.

13.

Concerning the third bullet under “Focusing on long-term, fundamental value”, please explain how the Fund will be focusing on “larger, liquid issues” with specific references to the Fund’s principal investments.

In response to the Staff’s comment, the Fund will revise this disclosure to clarify that this is the approach Western Asset takes across its products and each factor may not apply to all investments made by the Fund.

Securities and Exchange Commission	October 5, 2020

Special Risk Considerations, p. 10

Market and Interest Rate Risk

14.

It appears that some of the loans held by the Fund may pay interest based on LIBOR, which is expect to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a principal risk of the Fund.

In response to the Staff’s comment, the Fund will add the requested disclosure to the prospectus regarding the risks associated with the discontinuation of LIBOR.

Credit Risk

15.

The Fund appears to have significant holdings in CLOs and covenant lite loans. Please disclose the specific risks associated with these types of investments and any heightened risks associated with equity securities issued by CLOs and lower rated tranches the Fund may hold.

In response to the Staff’s comment, the Fund will incorporate the requested risk disclosure for investments in CLOs. The Fund notes that the prospectus includes risk disclosure for investments in covenant lite loans.

Derivatives Risk

16.

Disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See, Barry Miller Letter to ICI, July 30, 2010.

In response to the Staff’s comment, the Fund will revise its disclosure to add risks associated with investments in the specific types of derivatives the Fund may use to achieve its objectives.

Investment in Loans Risk

17.	Please specifically identify CLOs, whole real estate loans, and other types of loans within this risk or independent risks given that these types of loans will be principal investments.

In response to the Staff’s comment, the Fund will add independent risk disclosure for these types of loans.

18.	Please clarify which of the Fund’s loan investments are considered “junior loans.”

In response to the Staff’s comment, the Fund will incorporate the requested clarification. The Fund considers “junior loans” to be loans that have a junior position in an issuer’s capital structure. There are no limitations on the Fund’s investments in junior loans.

Securities and Exchange Commission	October 5, 2020

Covenant Lite Loans Risk

19.

Please specifically state in the summary prospectus that the Fund will invest in covenant lite loans principally, if true. The Fund includes a Special Risk Consideration for covenant lite loans, but they are not discussed in the Fund’s strategy in the summary prospectus.

The Fund may invest in covenant lite loans as part of its principal investment strategy if market conditions result in loans having fewer covenants, but the Fund does not specifically target covenant lite loans as part of its principal investment strategy. In response to the Staff’s comment, the Fund will revise its disclosure in the prospectus summary regarding covenant lite loans.

Contingent Convertible Securities (“CoCos”) Risk

20.	The Fund does not include CoCo’s within its principal strategies. Please reconcile.

In response to the Staff’s comment, the Fund will remove the risk disclosure regarding CoCo’s from the prospectus summary, as investments in CoCo’s are not expected to initially be a principal investment strategy for the Fund. The Fund will maintain disclosure regarding CoCo’s in other parts of its Registration Statement.

Risk of Investing in Fewer Issuers

21.

Please explain why the Fund has included a “Risk of Investing in Fewer Issuers” principal risk given that it is a diversified fund. Consider whether a different risk may be more appropriate to account for the Fund’s strategy to focus in particular sectors over time.

In response to the Staff’s comment, the Fund will remove this disclosure from the principal risk section of the prospectus and will revise the disclosure in other parts of the Registration Statement.

Anti-Takeover Provisions Risk

22.

In the “Anti-Take Over Provisions Risk”, please remove the term “could” from the first and second sentences. Please also provide a cross-reference to the Maryland Control Shares Authorization Act section.

In response to the Staff’s comment, the Fund will revise this disclosure to clarify that these provisions are designed to limit the ability of other entities or persons to acquire control of the Fund for short-term objectives, including by converting the Fund to open-end status or changing the composition of the Board, that may be detrimental to the Fund’s ability to achieve its primary investment objective of seeking high current income. Such provisions may limit the ability of shareholders to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund. There can be no assurance, however, that such provisions will be sufficient to deter activist investors that seek to cause the Fund to take actions that may not be aligned with the interests of long-term shareholders.

Prospectus

Summary of Fund Expenses, p. 20

23.	Please provide a completed fee table with correspondence.

The Fund will provide the Staff with a completed fee table in the next pre-effective amendment to the Fund’s Form N-2.

Securities and Exchange Commission	October 5, 2020

Investment Policies, p. 21-30

24.

On page 26, the Fund discusses its investments in Securities of Other Investment Companies. Currently there is no line item in the fee table for acquired fund fees and expenses (“AFFE”). Please confirm the Fund does not expect to incur any during its first year of operation or that they are less than one basis point of average net assets of the Fund and are included within “other” expenses. Otherwise, please add a caption for the AFFE and estimate the amounts the Fund expects to pay during the first year of operations.

The Fund confirms that it currently estimates the AFFE that it may incur in its first year of operations to be less than one basis point of average net assets of the Fund and, therefore, an AFFE line item is not included in the fee table.

25.

On page 26, in Payment-In-Kind Securities, the disclosure indicates that the Fund may invest in PIK securities. Will the Fund invest significantly in these securities? If so, in addition to the risks disclosed here, please disclose at an appropriate place in the Registration Statement the following risks associated with these investments:

•	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

•	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

•	PIK instruments can be difficult to value because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; and

•	Use of PIK and OID securities may provide certain benefits to the Fund’s Adviser including increasing management fees and incentive compensation.

In response to the Staff’s comment, the Fund will incorporate the requested disclosure in the first three bullets points above. The Fund respectfully declines to revise its disclosure to include the requested disclosure on this last bullet point because the Fund’s Manager and subadvisers do not receive incentive-based compensation from the Fund (i.e., there is no incentive fee).

Derivatives, p. 35

26.	In the penultimate sentence of the last paragraph, please provide a date for the rule proposal referenced here for clarity.

In response to the Staff’s comment, the Fund will incorporate the requested disclosure.

Certain Provisions in the Declaration of Trust and Bylaws, p. 61

27.	In the first paragraph, please revise to specifically reference the Maryland Control Share Acquisition Act, and provide a cross-reference to the related section below for more information.

In response to the Staff’s comment, the Fund will make the requested revision and incorporate the requested disclosure.

Securities and Exchange Commission	October 5, 2020

28.	In the first sentence of the first paragraph, please remove “could.”

The Fund will revise this disclosure consistent with its response to comment 22 above.

29.	In the second sentence of the first paragraph, please further explain why a takeover attempt could have the effect of increasing the expenses and disrupting normal operation of the Fund.

In response to the Staff’s comment, the Fund will incorporate the requested disclosure. Actions by activists require substantial attention from the Fund’s management that would typically be spent on the Fund’s operations. The actions require the Fund to engage outside counsel and other specialists such as proxy solicitors to seek protect the interests of long-term investors.

Maryland Control Share Acquisition Act, p. 63

30.

As a general matter, we note that the disclosure on page 63 is vague and does not clearly disclose whether the Fund has opted into the MCSAA, or is reserving the right to do so in the future. This should be stated using prominent, clear and definitive language here and in the Summary.

The Fund will update this disclosure to address the Staff’s comment.

31.	In the first sentence of the first paragraph and the last sentence on p. 63, please remove the word “may.”

In response to the Staff’s comment, the Fund will revise this disclosure. See the Fund’s responses to comments 30 and 22, respectively.

32.	In the third sentence of the first paragraph, please further clarify the phrase “on the matter.”

The Fund notes that this phrase is found in the text of the MCSAA. In response to the Staff’s comment, the Fund will clarify the phrase.

33.	In the first sentence of the second paragraph, please revise to “previously obtained shareholder approval as described above.”

In response to the Staff’s comment, the Fund will make the requested revision.

Part C, p. C-1

34.	Please ensure that all agreements included in Part C are actual (not “form of”) agreements when filed with a pre-effective amendment.

The Fund confirms that it will file all final agreements when available. The Fund notes that any agreements that are not finalized in time to be filed with a pre-effective amendment will instead be filed with a post-effective amendment.

35.	Please confirm that the Fund will comply with Fast Act requirements, including adding hyperlinks to each exhibit identified in the exhibit index and any other information

Securities and Exchange Commission	October 5, 2020

incorporated by reference in the Registration Statement, if filed on EDGAR. See FAST Act Modernization and Simplification of Regulation S-K, Rel. No. 33-10618, Mar. 20, 2019; Rule 411 under the 1933 Act; Rule 0-4 under the 1940 Act.

The Fund confirms that it will comply with the requirements under Final Rule 33-10618, “FAST Act Modernization and Simplification of Regulation S-K” to include hyperlinks to each exhibit identified in the exhibit index and any other information incorporated by reference in the Registration Statement, if filed on EDGAR.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP